SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2005

                          Alfa Laval Special Finance AB
                         (Commission File No. 333-13690)

                (Translation of Registrants' Names Into English)

                                Rudeboksvagen 1,
                                      Lund,
                                     Sweden

                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                              Form 20-F X Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________.

[Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________.

[Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.]


         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes _____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Enclosure: - Interim report January 1 - March 31, 2005 of Alfa Laval Special Finance AB.

                                   SIGNATURES



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this Current Report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                                  Alfa Laval Special Finance AB


Date:  April 27, 2005                             By: /s/ Thomas Thuresson
                                                      -----------------------
                                                      Thomas Thuresson
                                                      Chief Financial Officer

                                                                          [LOGO]

Alfa Laval Special Finance AB
Interim report January 1 - March 31, 2005



"Orders received during the first quarter 2005 increased with five percent, excluding exchange rate variations. Alfa Laval further strengthened its marked positions in a number of important areas. The demand has been on a continued high level, especially in North America, Latin America and Japan. The customer segments Marine & Diesel and Process Industry have continued to be particularly strong.

The adjusted EBITA-margin was 10.1 percent. The margin has been influenced by a weak US dollar and the substantial increases in raw material prices. Successively we expect our price increases to have further effect during the second half of the year."

          Lars Renstrom, President and CEO, Alfa Laval Special Finance

Summary of the first quarter 2005:
     - Order intake increased to SEK 4,004 (3,929) million, meaning an increase by 5.1 percent excluding exchange rate variations.
     - Net sales increased to SEK 3,268 (3,184) million, meaning an increase by 5.6 percent excluding exchange rate variations.
     - Adjusted EBITA amounted to SEK 332 (386) million, including adverse foreign exchange effects of SEK 42 million.
     -   Adjusted EBITA-margin was 10.2 (12.1) percent.
     - A comparison distortion cost of SEK 125 million has been charged to the income statement relating to the closure of the manufacturing sites in Madrid and Toronto.
     -   Result after financial items was SEK 78 (262*) million.
     -   Result after tax was SEK 66 (174*) million.
     -   Earnings per share was SEK 6.86 (19.58*).
     -   Cash flow from operating activities was SEK 357 (294) million.

* Comparison figure for 2004 changed according to IFRS.

Outlook for the near future

"In most of the markets that Alfa Laval serves the demand is expected to be on the same high level as during 2004.

Alfa Laval also believes that the current high price level for some raw materials will remain, at least short term."

(The outlook for the near future has not been changed compared to the outlook in the fourth quarter and full year 2004 report issued on February 14, 2005.)


The interim report has been issued on April 27, 2005 by the Board of Directors.

The interim report has not been subject to review by the company's auditors.

Alfa Laval Special Finance AB         Interim report January 1 - March 31, 2005
                                                                    Page (2) 16



--------------------------------------------------------------------------------------------------------------------
SEK millions, unless                          IFRS *
otherwise stated                 Jan 1 -     Jan 1 -     Jan 1 -
                                 Mar 31      Mar 31      Mar 31        IFRS *
                                   2005        2004        2004        2004        2004        2003        2002
--------------------------------------------------------------------------------------------------------------------

Order intake                          4,004       3,929       3,929      15,740      15,740      14,145      14,675
--------------------------------------------------------------------------------------------------------------------
Net sales                             3,268       3,184       3,184      14,986      14,986      13,909      14,595
--------------------------------------------------------------------------------------------------------------------
Adjusted EBITDA 1)                      394         454         454       1,961       1,961       1,925       2,091
--------------------------------------------------------------------------------------------------------------------
Adjusted EBITA 2)                       332         386         386       1,700       1,700       1,632       1,760
--------------------------------------------------------------------------------------------------------------------
Adjusted EBITA 2)- margin             10.2%       12.1%       12.1%       11.3%       11.3%       11.7%       12.1%
--------------------------------------------------------------------------------------------------------------------
Result after financial items             78         262         212       1,264       1,073         817         460
--------------------------------------------------------------------------------------------------------------------
Return on capital employed 3)         21.7%       22.8%       23.1%       25.1%       24.3%       22.2%       20.3%
--------------------------------------------------------------------------------------------------------------------
Return on equity capital 3)           16.5%       19.7%       15.3%       18.8%       14.6%       14.6%        4.7%
--------------------------------------------------------------------------------------------------------------------
Solidity                              33.5%       31.0%       29.9%       35.4%       33.6%       30.0%       28.6%
--------------------------------------------------------------------------------------------------------------------
Debt ratio, times                      0.48        0.50        0.52        0.38        0.40        0.55        0.79
--------------------------------------------------------------------------------------------------------------------
Cash flow from operations               357         294         294       1,373       1,373       1,539       2,077
--------------------------------------------------------------------------------------------------------------------
Investments                              58          44          44         388         388         259         277
--------------------------------------------------------------------------------------------------------------------
No. of employees 4)                   9,605       9,333       9,333       9,527       9,527       9,358       9,125
--------------------------------------------------------------------------------------------------------------------



*) According to IFRS, i.e. excluding goodwill amortisation and minority interest.
1) Adjusted EBITDA - "Earnings before interests, taxes, depreciation, amortisation of goodwill and step up values and comparison distortion items."
2) Adjusted EBITA - "Earnings before interests, taxes, amortisation of goodwill and step up values and comparison distortion items."
3)     Calculated on a 12 months' revolving basis.
4)     Number of employees at the end of the period.






Lund, April 27, 2005,


The Board of Directors
Alfa Laval Special Finance AB














---------------------------------- -------------------------------- -------------------------------------------------
Alfa Laval Special Finance AB      Visiting address:                For more information, please contact:
PO Box 73                          Rudeboksvagen 1                  Mikael Sjoblom, Investor Relations Manager
SE-221 00 Lund                     Phone: + 46 46 36 65 00          Phone: +46 46 36 74 82,
Sweden                             Website: www.alfalaval.com       Mobile: +46 709 78 74 82,
Corporate registration number:                                      E-mail: mikael.sjoblom@alfalaval.com
556587-8062

Alfa Laval Special Finance AB         Interim report January 1 - March 31, 2005
                                                                    Page (3) 16

Management's discussion and analysis


Orders received

Orders received amounted to SEK 4,004.4 (3,929.0) million for the first quarter. Excluding exchange rate variations, the order intake for the Group was 5.1 percent higher than the first quarter last year.

Orders received from the after market "Parts & Service" has continued to develop positively and increased by 5.4 percent compared to the corresponding period last year excluding exchange rate variations. Its relative share of the Group's total orders received was 24.1 (24.1) percent.

Order backlog

The order backlog at March 31, 2005 was 5,837.0 (4,840.1) million. Excluding exchange rate variations, the order backlog was 23.8 percent higher than the order backlog at March 31, 2004 and 24.8 percent higher than the order backlog at the end of 2004.

Net sales

Net sales amounted to SEK 3,267.6 (3,183.9) million for the first quarter. Excluding exchange rate variations, the invoicing was 5.6 percent higher than the first quarter last year.




Income statement analysis                                IFRS ***                    IFRS ***
                                           Jan 1 -       Jan 1 -       Jan 1 -       Jan 1 -       Jan 1 -
                                            Mar 31        Mar 31        Mar 31        Dec 31       Dec 31
SEK millions                                 2005          2004          2004          2004         2004
--------------------------------------------------------------------------------------------------------------
Net sales                                      3,267.6       3,183.9       3,183.9      14,985.8     14,985.8
--------------------------------------------------------------------------------------------------------------
Adjusted gross profit                          1,207.8       1,243.2       1,243.2       5,342.2      5,342.2
- in % of net sales                               37.0          39.0          39.0          35.6         35.6
Expenses *                                      -814.2        -789.0        -789.0      -3,380.9     -3,380.9
- in % of net sales                               24.9          24.8          24.8          22.6         22.6
                                        ----------------------------------------------------------------------
Adjusted EBITDA                                  393.6         454.2         454.2       1,961.3      1,961.3
- in % of net sales                               12.0          14.3          14.3          13.1         13.1
Depreciation                                     -61.9         -68.5         -68.5        -260.9       -260.9
                                        ----------------------------------------------------------------------
Adjusted EBITA                                   331.7         385.7         385.7       1,700.4      1,700.4
- in % of net sales                               10.2          12.1          12.1          11.3         11.3
Amortisation of step up values **                -71.8         -74.7        -123.8        -293.4       -484.9
Comparison distortion items                     -125.0         -13.5         -13.5          36.7         36.7
                                        ----------------------------------------------------------------------
EBIT                                             134.9         297.5         248.4       1,443.7      1,252.2
--------------------------------------------------------------------------------------------------------------


* Excluding comparison distortion items ** Including amortisation of goodwill 2004 and earlier
*** According to IFRS, i.e. excluding goodwill amortisation.

The first three months generated a gross profit of SEK 1,136.0 (1,168.5) million. Excluding the amortisation of SEK 71.8 (74.7) million on step up values, the adjusted gross profit is SEK 1,207.8 (1,243.2) million. This corresponds to 37.0 (39.0) percent of net sales.

Alfa Laval Special Finance AB         Interim report January 1 - March 31, 2005
                                                                    Page (4) 16


Sales and administration expenses amounted to SEK 750.6 (720.7) million. Excluding exchange rate variations and the acquisition of Packinox, sales and administration expenses were 3.5 percent higher than the corresponding period last year, which is well below than the increase in sales volume.

The costs for research and development has amounted to SEK 100.4 (92.4) million, corresponding to 3.1 (2.9) percent of net sales.

Adjusted EBITDA amounted to SEK 393.6 (454.2) million for the first quarter. The adjusted EBITA amounted to SEK 331.7 (385.7) million. The adjusted EBITA margin was 10.2 (12.1) percent.

The result has been affected by comparison distortion items of SEK -125.0 (-13.5) million. In the income statement these are reported gross as a part of other operating income and other operating costs, see specification on page 13. During the first quarter 2005, costs for the closure of the separator factory in Madrid and the bioKinetics plant in Toronto of SEK -125.0 million have been charged to the income statement. In the corresponding period in 2004, the divestment of the Tri-Lad operations in Canada generated a loss of SEK -15.0 million and the sale of a minor property in Brazil resulted in a realised gain of SEK 1.5 million.

Divisional reporting

Equipment division

The Equipment division consists of six customer segments: Comfort & Refrigeration, Fluids & Utility Equipment, Marine & Diesel, OEM (Original Equipment Manufacturers), Sanitary Equipment and the aftermarket segment Parts & Service.

                                  IFRS **                   IFRS **
                      Jan 1-      Jan 1-        Jan 1-      Jan 1-       Jan 1-
                      Mar 31      Mar 31        Mar 31      Dec 31       Dec 31
SEK millions           2005        2004          2004        2004         2004
--------------------------------------------------------------------------------
Orders received     2,139.0      2,093.8       2,093.8      8,862.3      8,862.3
Order backlog *     2,317.6      1,764.3       1,764.3      2,097.3      2,097.3
Net sales           1,880.6      1,863.8       1,863.8      8,250.4      8,250.4
Operating income      221.3        278.4         250.7      1,100.4      1,002.4
--------------------------------------------------------------------------------

* At the end of the period. ** According to IFRS, i.e. excluding goodwill amortisation.

Orders received and net sales (all comments are after adjustment for exchange rate fluctuations)

Orders received increased by 5.0 percent and net sales increased by 3.4 percent during the first quarter 2005 compared to the corresponding period last year.

All segments in the Equipment division have developed positively, with the exception of "Sanitary Equipment". The most significant growth is found within the "Marine & Diesel" and "OEM" segments.

Operating income (excluding comparison distortion items)

The decrease in operating income during the first quarter 2005 compared to the corresponding period 2004 according to IFRS is explained by a lower gross margin, higher R&D costs and adverse foreign exchange effects.

Alfa Laval Special Finance AB         Interim report January 1 - March 31, 2005
                                                                    Page (5) 16


Process Technology division

The Process Technology division consists of five customer segments: Energy & Environment, Food Technology, Life Science, Process Industry and the aftermarket segment Parts & Service.

                                        IFRS **                    IFRS **
                     Jan 1-       Jan 1-       Jan 1-       Jan 1-       Jan 1-
                     Mar 31       Mar 31       Mar 31       Dec 31       Dec 31
SEK millions          2005         2004         2004         2004         2004
--------------------------------------------------------------------------------
Orders received      1,861.4      1,805.1      1,805.1      6,818.0      6,818.0
Order backlog *      3,498.6      3,026.9      3,026.9      2,640.6      2,640.6
Net sales            1,380.1      1,314.0      1,314.0      6,683.3      6,683.3
Operating income        85.3         88.5         67.1        634.3        540.8
--------------------------------------------------------------------------------

* At the end of the period. *According to IFRS, i.e. excluding goodwill amortisation.

Orders received and net sales (all comments are after adjustment for exchange rate fluctuations)

Orders received increased by 6.7 percent and net sales increased by 8.7 percent during the first quarter 2005 compared to the corresponding period last year. Excluding the acquisition of Packinox, the corresponding figures are 3.6 percent and 4.4 percent.

All segments in the Process Technology division, except "Food Technology", have reported an increase in orders received compared to the first quarter 2004. The growth has been largest within the "Process Industry" and "Life Science" segments.

Operating income (excluding comparison distortion items)

The decrease in operating income during the first quarter 2005 compared to the corresponding period 2004 according to IFRS is due to increased R&D costs and adverse foreign exchange effects.

Operations division and Other

Operations are responsible for procurement, production and logistics. Other is referring to corporate overhead and non-core businesses.


                           Jan 1-       Jan 1-        Jan 1-
                           Mar 31       Mar 31        Dec 31
SEK millions                2005         2004          2004
-----------------------------------------------------------------
Orders received                   4.0         30.1          59.7
Order backlog *                  20.8         48.9          25.5
Net sales                         6.9          6.1          52.1
Operating income                -46.7        -55.9        -327.7
-----------------------------------------------------------------

* At the end of the period.

Alfa Laval Special Finance AB         Interim report January 1 - March 31, 2005
                                                                    Page (6) 16

Reporting by geographical markets

The Group's secondary segments are geographical markets. All comments are after considering exchange rate variations.

Orders received

During the first quarter 2005 orders received increased most in Latin America followed by North America and Asia, while Western Europe including the Nordic countries reported decreased orders received compared to the corresponding period last year.

Order received
--------------------------------------------------------------------------------
Consolidated             Jan 1 -          Jan 1 -      Jan 1 -          Jan 1 -
                          Mar 31          Mar 31        Dec 31           Dec 31
SEK millions               2005            2004          2004             2003
--------------------------------------------------------------------------------
Customers in
  Sweden                 190.4            237.7           884.0            887.3
  Other EU             1,317.8          1,503.7         5,804.4          5,143.3
  Other Europe           323.4            282.4         1,280.7          1,234.5
  USA                    575.9            556.2         2,136.5          2,095.3
  Other North America    146.8             81.1           334.1            326.7
  Latin America          189.2            114.4           689.8            560.8
  Africa                  53.4             29.4           167.9            177.7
  Asia                 1,139.8          1,048.9         4,164.5          3,463.2
  Oceania                 67.7             75.2           278.1            256.5
                      ----------------------------------------------------------
Total                  4,004.4          3,929.0        15,740.0         14,145.3
--------------------------------------------------------------------------------

Net sales

During the first quarter 2005 net sales increased most in Latin America and Asia followed by North America, while Western Europe was unchanged and the Nordic countries reported decreased net invoicing compared to the corresponding period last year.

Net sales
--------------------------------------------------------------------------------
Consolidated             Jan 1 -          Jan 1 -      Jan 1 -          Jan 1 -
                          Mar 31          Mar 31        Dec 31           Dec 31
SEK millions               2005            2004          2004              2003
--------------------------------------------------------------------------------
Customers in
  Sweden                   182.3            220.2          887.6          893.2
  Other EU               1,195.5          1,204.0        5,706.5        5,186.4
  Other Europe             274.1            261.6        1,196.5        1,118.7
  USA                      506.0            500.4        2,197.4        2,159.0
  Other North America       69.1             57.4          296.2          315.0
  Latin America            166.9            129.0          583.9          553.6
  Africa                    23.6             34.4          177.3          182.7
  Asia                     803.9            688.4        3,619.9        3,242.6
  Oceania                   46.2             88.5          320.5          258.1
                       ---------------------------------------------------------
Total                    3,267.6          3,183.9       14,985.8       13,909.3
--------------------------------------------------------------------------------

The values for the "Other EU" and "Other Europe" regions have been adjusted for all periods in order to reflect the extension of the European Union on May 1, 2004 with 10 new membership countries: Cyprus, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Malta, Poland, Slovak Republic and Slovenia.

Alfa Laval Special Finance AB         Interim report January 1 - March 31, 2005
                                                                    Page (7) 16


Consolidated financial result and net income

The financial net has amounted to SEK -52.2 (-46.3) million, excluding realised and unrealised exchange rate losses and gains. The main elements of costs were interest on debt to the banking syndicate of SEK -8.8 (-12.5) million, interest on the senior notes of SEK -31.2 (-32.9) million and a net of dividends and other interest income and interest costs of SEK -12.2 (-0.9) million. The decrease in interests to the banking syndicate between 2005 and 2004 is due to the large amortisation during 2004.

The net of realised and unrealised exchange rate differences amounts to SEK -5,2 (10.3) million in the first quarter.

The result after financial items was SEK 77.5 (261.5) million. The figure for 2004 is excluding goodwill amortisation.

Income taxes were SEK -11.6 (-87.4) million.

The parent company's result after financial items was SEK 5.7 (3.4) million, out of which net interests were SEK 6.0 (3.4) million and other administration costs the remaining SEK -0.3 (-) million.

Asbestos-related lawsuits in the United States

Alfa Laval's subsidiary in the United States, Alfa Laval Inc., was as of March 31, 2005, named as co-defendant in a total of 175 asbestos-related lawsuits with a total of approximately 11,000 plaintiffs.

Alfa Laval strongly believes the claims against the company are without merit and intends to vigorously contest each lawsuit.

During the first quarter 2005, Alfa Laval Inc. was named as co-defendant in an additional 29 lawsuits with a total of 36 plaintiffs. During the first quarter 2005, 29 lawsuits involving approximately 2,800 plaintiffs have been resolved.

Alfa Laval Inc. has insurance coverage for the asbestos-related claims under a large number of insurance policies issued by several insurance companies. Primary insurance policies issued in favour of Alfa Laval Inc. provide for coverage of defence costs. Most of these insurance carriers have confirmed that they will, taken together, provide coverage for a substantial majority of the costs arising from the claims. Alfa Laval is in the process of negotiating settlement agreements with certain of its insurance carriers. These negotiations primarily relates to the extent of coverage and/or the documentation concerning the existence of certain insurance policies.

Based on current information and Alfa Laval's understanding of these lawsuits, Alfa Laval continues to believe that these lawsuits will not have a material adverse effect on the company's financial condition or results of operation.

Cash flow

Cash flow from operating and investing activities was SEK -126.4 (255.6) million during the first quarter. Out of this, acquisitions of businesses were SEK -425.3 (-8.2) million whereas divestments generated cash of SEK - (13.7) million.

Working capital decreased by SEK 270.1 (increased by 77.9) million during the first quarter.

Alfa Laval Special Finance AB         Interim report January 1 - March 31, 2005
                                                                    Page (8) 16


Investments in property, plant and equipment amounted to SEK 57.8 (43.9) million during the first quarter. Depreciations, excluding allocated step up values, amounted to SEK 61.9 (68.5) million during the period.

Cash and bank

The Group's cash and bank amounted to SEK 600.1 (484.3) million. The item cash and bank in the balance sheet and in the cash flow statement is mainly relating to bank deposits.

Borrowings and net debt




Debt table
--------------------------------------------------------------------------------------------------
Consolidated                            March 31       March 31    December 31     December 31
SEK in millions                           2005           2004         2004             2003
--------------------------------------------------------------------------------------------------
Credit institutions                    2,166.5         2,708.3       1,502.1         2,530.7
Senior notes                           1,060.6         1,086.5       1,044.4         1,064.8
Capitalised financial leases               3.8            11.1           4.2            13.6
Interest-bearing pension liabilities       4.8             5.2           4.8             5.2
                                      ------------------------------------------------------------
Total debt                             3,235.7         3,811.1       2,555.5         3,614.3
Cash, bank and current deposits         -770.6        -1,421.6        -672.0        -1,213.2
                                      ------------------------------------------------------------
Net debt                               2,465.1         2,389.5       1,883.5         2,401.1
--------------------------------------------------------------------------------------------------


Cash, bank and current deposits includes a bank and other deposits in the publicly listed subsidiary Alfa Laval (India) Ltd of about SEK 113.0 (168.1) million. The company is not a wholly owned subsidiary of the Alfa Laval Special Finance Group. It is owned to 64.1 percent.

Alfa Laval Special Finance has a senior credit facility with a banking syndicate with a multi currency revolving credit facility of USD 325 million and EUR 150 million, corresponding to SEK 3,665.4 million. At March 31, 2005, SEK 1,800.9 million of the facility were utilised. During the first quarter SEK 91.2 million were amortised. The maturity of the facility is five years.

Alfa Laval Special Finance intends to redeem the outstanding senior notes on November 15, 2005. This will incur an additional interest cost during the fourth quarter 2005 of approximately SEK 63.3 million for the premium and SEK 20.6 million for the outstanding capitalised transaction costs, totalling SEK 83.9 million.

Ownership and legal structure

Alfa Laval Special Finance AB is the parent company of the Alfa Laval Special Finance Group.

Alfa Laval Special Finance AB's parent company Alfa Laval AB (publ) is since May 17, 2002 listed on the Stockholm Stock Exchange. Alfa Laval AB (publ) had 11,659 (9,168) shareholders on March 31, 2005. The largest owner is Tetra Laval where
17.7 (17.7) percent are owned by Tetra Laval B.V., the Netherlands. Next to the largest owner there are nine institutional investors with ownership in the range of 5.7 to 2.2 percent. The ten largest owners own 47.1 (62.9) percent of the shares. At the beginning of May 2004 Industri Kapital decreased the holding in Alfa Laval from 17.9 percent to 8.5

Alfa Laval Special Finance AB         Interim report January 1 - March 31, 2005
                                                                    Page (9) 16


percent and at March 7, 2005 Industri Kapital sold its remaining holding in Alfa Laval AB to a range of Swedish and international institutional investors.


Acquisitions and disposals

In a news release on February 15, 2005 Alfa Laval communicated that an agreement had been signed to acquire Packinox S.A. in France. Packinox is a world leader in large welded plate heat exchangers for oil & gas and refinery applications, with expected sales of about SEK 450 million in 2005 and approximately 145 employees within R&D, manufacturing and sales.

Accounting principles

The first quarter interim report 2005 is in accordance with RR 31 "Delarsrapportering for koncerner", which requires that IAS 34 "Interim Financial Reporting" and Arsredovisningslagen" must be applied. RR 31 does not mean any change compared to earlier for Alfa Laval. The accounting principles have now been changed so that the accounting is according to IFRS (International Financial Reporting Standards) and that financial instruments are reported according to IAS 39.

Since all IAS rules except IAS 39 have already been implemented at December 31, 2004, the transfer to IFRS has only affected the following areas. As of January 1, 2005 the goodwill is not depreciated any longer but instead tested for impairment. Minority interests have earlier been reported under a separate heading next to equity, but is now reported as a separate item within equity. Provisions are split in short term and long term. IAS 39 means that financial derivatives, bonds and non-listed external shares are adjusted to fair value. The effect of the fair market valuation is reported over equity for the derivatives where hedge accounting is made (according to the cash flow hedging method) and over the income statement first when the underlying transaction has been realised. Hedge accounting requires the derivative to be effective within an 80 - 125 percent range. For the part of an effective derivative that exceeds 100 percent effectiveness the fair market adjustment is reported directly in the income statement. For the derivatives where hedge accounting is not made the fair market valuation is reported directly into the income statement. The fair value adjustment of derivatives is reported separately from the underlying instrument as a separate item called derivative assets/derivative liabilities in the balance sheet. The market valuation of bonds and non-listed external shares has effect on the concerned balance sheet items.

Comparison figures recalculated for IFRS are shown for the first quarter 2004 and full year 2004 in the column "IFRS" if the figures have been changed due to IFRS. Comparison figures are not needed for IAS 39 and are consequently not given.

If IFRS had been implemented already in 2004 it would have had the following effects on the consolidated income statement and equity for the comparison period January 1 - March 31, 2004.

Alfa Laval Special Finance AB         Interim report January 1 - March 31, 2005
                                                                    Page (10) 16


IMPACT ON INCOME IF IFRS HAD BEEN IMPLEMENTED IN 2004
----------------------------------------------------------------------------
Consolidated                                Adjusted    Operating
SEK in millions                              EBITA       income    Net income
----------------------------------------------------------------------------
Income statement Jan 1 - Mar 31, 2004       385.7        248.4         111.3
Adjustments for:
Depreciation of goodwill                        -         49.1          49.1
Minority share in subsidiaries' income          -            -          13.7
                                           ---------------------------------
Adjusted income Jan 1 - Mar 31, 2004        385.7        297.5         174.1
-----------------------------------------------------------------------------

Adjusted earnings per share (SEK) *                                    19.58

* After deduction for the minority share in net income

IMPACT ON EQUITY IF IFRS HAD BEEN IMPLEMENTED IN 2004
----------------------------------------------------------------------------
Consolidated
SEK in millions                                                       Equity
----------------------------------------------------------------------------
Equity at March 31, 2004                                             4,586.5
Adjustments for:
Depreciation of goodwill                                                49.1
Minority interests                                                     128.8
Translation difference                                                   0.8
                                                           -----------------
Equity at March 31, 2004 according to IFRS                           4,765.2
----------------------------------------------------------------------------

The reconciliation between earlier principles and the recalculation according to IFRS of the income statement for 2004 and opening and closing equity for 2004 were presented in the 2004 annual report. An updated reconciliation of the equity is presented below. Since new IFRS standards can be issued during 2005 the opening balance per January 1, 2004 is preliminary. It should also be noted that this report for the first quarter 2005 has not been audited.

IMPACT ON EQUITY IF IFRS HAD BEEN IMPLEMENTED IN 2004
Amounts in SEK millions
----------------------------------------------------------------------------
Consolidated
SEK in millions                                                       Equity
----------------------------------------------------------------------------
Equity at December 31, 2003                                         4,402.5
Adjustments for:
Minority interests                                                    104.2
                                                              --------------
Equity at January 1, 2004 according to IFRS                         4,506.7

Equity at December 31, 2004                                         4,676.0
Adjustments for:
Depreciation of goodwill                                              191.5
Minority interests                                                    119.2
Translation difference                                                 -8.5
                                                              --------------
Equity at December 31, 2004 according to IFRS                       4,978.2
Adjustments for:
Financial instruments                                                 159.3
Deferred tax                                                          -52.6
                                                              --------------
Equity at January 1, 2005 according to IFRS                         5,084.9
----------------------------------------------------------------------------

Alfa Laval Special Finance AB         Interim report January 1 - March 31, 2005
                                                                    Page (11) 16

Date for the next financial reports during 2005

Alfa Laval Special Finance will publish interim reports during 2005 at the following dates:

Interim report for the second quarter       July 21
Interim report for the third quarter        October 25

Events after the balance sheet date

On April 12, 2005 Alfa Laval has signed a new senior credit facility of the equivalent of EUR 535 million with a banking syndicate. The credit facility will be used to refinance the existing syndicated loan and the planned redemption of the Group's senior notes. The planned redemption accounts for the increase of the senior credit facility. The new facility provides increased flexibility, extended maturity and reduced costs.

Alfa Laval Special Finance AB         Interim report January 1 - March 31, 2005
                                                                    Page (12) 16


CONSOLIDATED CASH-FLOW STATEMENTS
                                                            Jan 1 -      Jan 1 -        Jan 1 -       Jan 1 -
                                                            Mar 31        Mar 31        Dec 31         Dec 31
Amounts in SEK millions                                      2005          2004          2004           2003
------------------------------------------------------------------------------------------------------------------
Cash flow from operating activities
Operating income                                                 134.9         248.4        1,252.2       1,143.6
Adjustment for depreciation                                      133.7         192.3          745.8         787.2
Adjustment for other non-cash items                               -1.8          11.8           15.4          22.1
                                                         ---------------------------------------------------------
                                                                 266.8         452.5        2,013.4       1,952.9

Taxes paid                                                      -180.2         -80.6         -335.6        -268.6

Cash flow from operations before working capital                  86.6         371.9        1,677.9       1,684.3

Changes in working capital:
      (Increase)/decrease of current receivables                 274.8         296.3         -388.0         -25.7
      (Increase)/decrease of inventories                        -334.5        -245.7         -297.0         -17.2
      Increase/(decrease) of liabilities                         297.3         -99.7          292.6        -152.9
      Increase/(decrease) of provisions *                         32.5         -28.8           87.3          50.5
                                                         ---------------------------------------------------------
                                                                 270.1         -77.9         -305.1        -145.3

                                                         ---------------------------------------------------------
Cash flow from operating activities                              356.7         294.0        1,372.8       1,539.0
                                                         =========================================================

Cash flow from investing activities
Investments in fixed assets                                      -57.8         -43.9         -387.5        -258.5
Divestment of fixed assets                                           -           3.6          361.5          40.1
Additional purchase price                                            -          -8.2           -9.4           0.0
Acquisition of businesses                                       -425.3             -              -        -289.5
Reduction of purchase price                                          -             -           61.2             -
Divestment of businesses                                             -          10.1           10.0             -
                                                         ---------------------------------------------------------
Cash flow from investing activities                             -483.1         -38.4           35.8        -507.9
                                                         =========================================================

Cash flow from financing activities
Financial net, paid                                                1.8         -45.8         -204.2        -237.1
Paid group contribution                                         -340.3             -         -613.4         -53.4
(Increase)/decrease of other financial assets                     37.4        -250.3          472.4        -256.9
Capitalised financing costs, acquisition loans                       -             -           -7.3             -
Increase/(decrease) of liabilities to credit institutions        581.9         -59.7       -1,170.2        -454.8
                                                         ---------------------------------------------------------
Cash flow from financing activities                              280.8        -355.8       -1,522.7      -1,002.2
                                                         =========================================================

Net increase (decrease) in cash and bank                         154.4        -100.2         -114.1          28.9

Cash and bank at the beginning of the year                       414.8         554.6          554.6         605.9
Translation difference in cash and bank                           30.9          29.9          -25.7         -80.2

Cash and bank at the end of the period                           600.1         484.3          414.8         554.6
                                                         ---------------------------------------------------------

Free cash flow per share (SEK) **                               -15.43         31.20         171.97        125.88

Average number of shares                                     8,191,000     8,191,000      8,191,000     8,191,000


* "Changes in provisions" has been moved from investing activities to changes in working capital. ** Free cash flow is the sum of cash flows from operating and investing activities.

Alfa Laval Special Finance AB         Interim report January 1 - March 31, 2005
                                                                    Page (13) 16



CONSOLIDATED INCOME STATEMENT
                                                         IFRS **                     IFRS **
                                             Jan 1 -     Jan 1 -       Jan 1 -       Jan 1 -      Jan 1 -
                                             Mar 31       Mar 31        Mar 31       Dec 31        Dec 31
Amounts in SEK millions                       2005         2004          2004         2004          2004
--------------------------------------------------------------------------------------------------------------
Net sales                                      3,267.6       3,183.9       3,183.9     14,985.8      14,985.8
Cost of goods sold                            -2,131.6      -2,015.4      -2,015.4     -9,937.0      -9,937.0
                                           -------------------------------------------------------------------
Gross profit                                   1,136.0       1,168.5       1,168.5      5,048.8       5,048.8
--------------------------------------------------------------------------------------------------------------
Sales costs                                     -545.2        -537.7        -537.7     -2,132.4      -2,132.4
Administration costs                            -205.4        -183.0        -183.0       -925.0        -925.0
Research and development costs                  -100.4         -92.4         -92.4       -403.9        -403.9
Other operating income *                          33.7          72.3          72.3        325.2         325.2
Other operating costs *                         -183.8        -130.2        -130.2       -469.0        -469.0
Amortisation of goodwill                             -             -         -49.1            -        -191.5
                                           -------------------------------------------------------------------
Operating income                                 134.9         297.5         248.4      1,443.7       1,252.2
--------------------------------------------------------------------------------------------------------------
Dividends                                          0.8           0.6           0.6          3.1           3.1
Interest income                                   55.2          74.4          74.4        166.4         166.4
Interest expense                                -113.4        -111.0        -111.0       -349.1        -349.1
                                           -------------------------------------------------------------------
Result after financial items                      77.5         261.5         212.4      1,264.1       1,072.6
--------------------------------------------------------------------------------------------------------------
Minority share in subsidiaries' income               -             -         -13.7            -         -45.4
Taxes                                            -11.6         -87.4         -87.4       -326.8        -326.8
                                           -------------------------------------------------------------------
Net income for the year                           65.9         174.1         111.3        937.3         700.4
--------------------------------------------------------------------------------------------------------------

Earnings per share (SEK)                          6.86         19.58         13.59       108.89         85.51

Average number of shares                     8,191,000     8,191,000     8,191,000    8,191,000     8,191,000


* The line has been affected by comparison distortion items, see separate specification below. ** According to IFRS, i.e. excluding goodwill amortisation and minority interest.






Comparison distortion items
                                         Jan 1 -       Jan 1 -       Jan 1 -
                                         Mar 31        Mar 31        Dec 31
Amounts in SEK millions                    2005          2004          2004
-----------------------------------------------------------------------------
Operational
Other operating income                      33.7          70.8         271.3
Comparison distortion income                 0.0           1.5          53.9
                                   ------------------------------------------
Total other operating income                33.7          72.3         325.2

Other operating costs                      -58.8        -115.2        -451.8
Comparison distortion costs               -125.0         -15.0         -17.2
                                   ------------------------------------------
Total other operating costs               -183.8        -130.2        -469.0
-----------------------------------------------------------------------------

Alfa Laval Special Finance AB         Interim report January 1 - March 31, 2005
                                                                    Page (14) 16


In order to illustrate the quarterly development, the income statement analysis is shown also for the last ten quarters:



Income statement analysis **
                                  2005               2004                                  2003                        2002
SEK millions                       Q1       Q4        Q3        Q2       Q1        Q4       Q3        Q2       Q1       Q4
-------------------------------------------------------------------------------------------------------------------------------

Net sales                         3,267.6  4,166.1   3,837.5   3,798.3  3,183.9   4,086.3  3,426.3   3,402.0  2,994.7  4,175.1

Adjusted gross profit             1,207.8  1,392.4   1,348.7   1,357.9  1,243.2   1,385.0  1,318.9   1,334.5  1,197.4  1,539.1
- in % of net sales                  37.0     33.4      35.1      35.8     39.0      33.9     38.5      39.2     40.0     36.9

Expenses *                         -814.2   -853.5    -863.1    -875.3   -789.0    -843.5   -817.4    -848.3   -801.4   -920.5
- in % of net sales                  24.9     20.5      22.5      23.0     24.8      20.6     23.9      24.9     26.8     22.1

Adjusted EBITDA                     393.6    538.9     485.6     482.6    454.2     541.5    501.5     486.2    396.0    618.6
- in % of net sales                  12.0     12.9      12.7      12.7     14.3      13.3     14.6      14.3     13.2     14.8

Depreciation                        -61.9    -70.0     -58.8     -63.6    -68.5     -75.5    -70.7     -72.2    -74.7    -81.8

Adjusted EBITA                      331.7    468.9     426.8     419.0    385.7     466.0    430.8     414.0    321.3    536.8
- in % of net sales                  10.2     11.3      11.1      11.0     12.1      11.4     12.6      12.2     10.7     12.8

Amortisation of step up values      -71.8    -71.4     -72.8     -74.5    -74.7     -74.4    -75.7     -75.6    -77.1    -78.1

Comparison distortion items        -125.0      2.7      47.5         -    -13.5       2.0        -         -      3.6     -0.7
                                -----------------------------------------------------------------------------------------------

EBIT                                134.9    400.2     401.5     344.5    297.5     393.6    355.1     338.4    247.8    458.0
-------------------------------------------------------------------------------------------------------------------------------

*   Excluding comparison distortion items  **  According to IFRS, i.e. excluding goodwill amortisation

Alfa Laval Special Finance AB         Interim report January 1 - March 31, 2005
                                                                    Page (15) 16


CONSOLIDATED BALANCE SHEET                                              IFRS *                      IFRS *
                                                           Mar 31       Mar 31        Mar 31        Dec 31        Dec 31
Amounts in SEK millions                                     2005         2004          2004          2004          2004
-----------------------------------------------------------------------------------------------------------------------------

ASSETS

Non-current assets:
   Intangible assets                                          4,420.9      4,299.5       4,249.6       3,901.5       3,718.5
   Property, plant and equipment                              2,520.4      2,763.3       2,763.3       2,480.3       2,480.3
   Financial assets                                             694.9        683.5         683.5         620.3         620.3
                                                       ----------------------------------------------------------------------
                                                              7,636.2      7,746.3       7,696.4       7,002.1       6,819.1
Current assets
   Inventories                                                2,986.5      2,545.2       2,545.2       2,452.5       2,452.5
   Accounts receivable                                        2,715.9      2,591.6       2,591.6       2,613.3       2,613.3
   Other receivables                                          1,210.1      1,090.2       1,090.2       1,342.2       1,342.2
   Derivative assets                                             57.7            -             -             -             -
   Other current deposits                                       170.5        937.3         937.3         257.2         257.2
   Cash and bank                                                600.1        484.3         484.3         414.8         414.8
                                                       ----------------------------------------------------------------------
                                                              7,740.8      7,648.6       7,648.6       7,080.0       7,080.0

TOTAL ASSETS                                                 15,377.0     15,394.9      15,345.0      14,082.1      13,899.1
-----------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY AND LIABILITIES

Shareholders' equity                                          5,145.3      4,765.2       4,586.5       4,978.2       4,676.0

Minority interest                                                   -            -         128.8             -         119.2

Provisions for:
   Pensions and similar commitments                             806.5        786.0         786.0         788.9         788.9
   Deferred taxes                                               755.1        890.2         890.2         737.8         737.8
   Other                                                        347.1        301.2         301.2         316.1         316.1
                                                       ----------------------------------------------------------------------
                                                              1,908.7      1,977.4       1,977.4       1,842.8       1,842.8
Non-current liabilities:
   Liabilities to credit institutions                         1,838.8      2,548.2       2,548.2       1,262.7       1,262.7
   Senior notes                                               1,060.6      1,086.5       1,086.5       1,044.4       1,044.4
                                                       ----------------------------------------------------------------------
                                                              2,899.4      3,634.7       3,634.7       2,307.1       2,307.1
Current liabilities:
   Liabilities to credit institutions                           327.7        160.1         160.1         239.4         239.4
   Accounts payable                                           1,323.4      1,240.6       1,240.6       1,349.6       1,349.6
   Advances from customers                                      793.3        582.7         582.7         542.0         542.0
   Other liabilities                                          2,203.7      2,431.8       2,431.8       2,190.9       2,190.9
   Other provisions                                             694.1        602.4         602.4         632.1         632.1
   Derivative liabilities                                        81.4            -             -             -             -
                                                       ----------------------------------------------------------------------
                                                              5,423.6      5,017.6       5,017.6       4,954.0       4,954.0

TOTAL SHAREHOLDERS' EQUITY & LIAB.                           15,377.0     15,394.9      15,345.0      14,082.1      13,899.1
-----------------------------------------------------------------------------------------------------------------------------

*  According to IFRS, i.e. excluding goodwill amortisation and including minority interest in equity capital.

Alfa Laval Special Finance AB         Interim report January 1 - March 31, 2005
                                                                    Page (16) 16


CHANGES IN CONSOLIDATED EQUITY
Amounts in SEK millions
-----------------------------------------------------------------------------------------------------------------------
                                                                  IFRS *                      IFRS *
                                                   Jan 1 -       Jan 1 -       Jan 1 -       Jan 1 -       Jan 1 -
                                                    Mar 31        Mar 31        Mar 31        Dec 31        Dec 31
                                                     2005          2004          2004          2004          2004
-----------------------------------------------------------------------------------------------------------------------
At the beginning of the period                         5,084.9       4,506.7       4,402.5       4,506.7       4,402.5
Market value of financial instruments                    -99.8             -             -             -             -
Group contribution                                           -             -             -        -340.3        -340.3
Translation difference                                   104.0          98.1          72.7         -80.1         -86.6
Net income for the period                                 65.9         174.1         111.3         937.3         700.4
Minority share in subsidiaries' income                    -9.7         -13.7             -         -45.4             -
                                                -----------------------------------------------------------------------
At the end of the period                               5,145.3       4,765.2       4,586.5       4,978.2       4,676.0
-----------------------------------------------------------------------------------------------------------------------

Minority interest part of equity capital                 136.8         128.8             -         119.2             -

*  According to IFRS, i.e. excluding goodwill amortisation and including minority interest in equity capital.


The share capital of SEK 819,100,000 is divided into 8,191,000 shares at par value SEK 100.